FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

[redacted]

02049072

Notice – Collecti[...] for purposes of the[...] Some of the requir[...] disclosed to any p[...] may contact the s[...]

[...]nformation required under this form is collected on behalf of and used by the securities regulatory authorities set out below [...] of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. [...]urities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be [...]atory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you [...]hich the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL WAYSIDE GOLD MINES LTD.

SUPPL

12g 82-1606

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 8

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 01 MONTH 08 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: ELAINE

NO. 551 STREET SAVILLE CRESCENT APT

CITY: NORTH VANCOUVER

PROV: B.C. POSTAL CODE: V7N 3A9

BUSINESS TELEPHONE NUMBER: 604 - 669 - 4463

BUSINESS FAX NUMBER: 604 - 669 - 3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND +SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	300000	25 07 02	51		100000	.17		200000	1	
		01 08 02	51		100000	.15		100000	1	
WARRANTS	240000							240000	1	
COMMON	60107							60107	2	#465704 BC LTD
COMMON	61594	25 07 02	51	100000		.17		161594	1	
		30 07 02	10		1000	.21		160594	1	
		01 08 02	51	100000		.15		260594	1	

ATTACHMENT ☐ YES ☒ NO

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

BOX 6. REMARKS

I own 100% of #465704 BC LTD.

02 AUG -6 AM 11:

This form is used as a *uniform report* for the insider reporti[ng] requirements under all provincial securities Acts. The terminolo[gy] used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ELAINE CALLAGHAN

SIGNATURE: E. Callaghan

DATE OF THE REPORT: DAY 02 MONTH 08 YEAR 02